SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes __	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 11, 2006, announcing the completion of its merger with MatrixOne.

Dassault Systèmes Announces
Completion of Merger with MatrixOne

MatrixOne expands DS Product Lifecycle Management to include collaborative business processes across all industries

Paris, France, May 11, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced it has completed the acquisition of MatrixOne Inc., (Nasdaq: MONE) a leading provider of collaborative PLM solutions for the value chain.™ The all cash purchase price was $410 million in the aggregate, before reflecting cash balances and estimated tax benefits.

“MatrixOne brings key assets to DS: an innovative and knowledgeable global team, and powerful business process technology that will accelerate our ability to serve our customers with the most comprehensive collaborative PLM solution on the marketplace,” said Bernard Charlès, president and CEO, Dassault Systèmes. “The merger broadens our industry coverage, particularly in the high-tech, semiconductor, apparel and consumer goods areas, where unique PLM requirements and complex business issues demand focused, world-class solutions. DS is pleased to welcome the MatrixOne employees, customers and partners into the DS family.”

Today’s companies need to create, produce and rapidly deliver products successfully in increasingly demanding markets, accelerating the adoption of PLM. This trend demonstrates the competitive advantage gained from innovative collaborative business processes, which can result in faster time-to-market and improvements in top-line revenue and bottom-line profitability. The acquisition of MatrixOne reinforces DS’ ability to address the needs of this large PLM market, building on its almost 9,000 current successful customer implementations in collaborative PDM software and services.

The new PLM Collaborative Environment portfolio, which will take the ENOVIA brand name, will address customers’ requirements across the full spectrum of product and business processes, from small-scale teams to extended enterprises with many thousands of users. ENOVIA offers a new level of collaboration, from the most simple to highly engineered complex products and is now poised to address a broad range of industry needs:

•	ENOVIA VPLM – 3D Collaborative Virtual Product Lifecycle Management of highly complex product, resource and manufacturing processes in medium and large extended enterprises

•	ENOVIA MatrixOne – Collaborative Product Development business processes for enterprises across a wide range of industries, including Synchronicity for Semiconductor Design Data Management

•	ENOVIA SmarTeam – Collaborative Product Data Management for small and mid-sized enterprises, engineering departments of larger organizations, and across supply chains

All three product lines have world-class executive leadership and will report to Joel Lemke, CEO of ENOVIA. “Combining our PLM product portfolios brings ENOVIA unrivaled breadth and depth of business process coverage, new levels of business collaboration, accelerated PLM deployments, and secure PLM investments,” noted Mr. Lemke. “Today, ENOVIA’s collaborative capabilities not only include large OEMs and their network of global suppliers, but also extend the benefits of PLM to non-engineering communities across a broad range of industries.”

“The acquisition of MatrixOne by Dassault Systèmes is really a good opportunity to improve our consulting and services business on Dassault Systèmes’ technology by extending the coverage of the PLM value chain,” said Rory Read, Managing Partner, Global Industrial Sector, IBM Global Business Services. “We will be able to leverage both our strong existing partnership with DS and our experience of MatrixOne projects. This acquisition brings additional value to the Dassault Systèmes portfolio, particularly for our clients in the electronic industry. DS will be ideally positioned to offer a comprehensive range of PLM software to this industry.”

“We are delighted with Dassault Systèmes’acquisition of MatrixOne,” said Patrick McGoldrick, CEO, Tata Technologies Group. “Tata and MatrixOne have delivered world-class PLM solutions for many years. The Merger allows us to deliver significant value via the solution strengths of MatrixOne and the global system integration capabilities of INCAT, the Tata PLM Brand.”

“Capgemini is looking forward to expanding our existing MatrixOne relationship into the Dassault Systèmes ecosystem to provide stronger collaborative PLM solutions to an expanded customer base,” noted Ed Stark, vice-president, Capgemini LLC.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities and Exchange Act of 1934, as amended, which reflect Dassault Systemes’ current judgment on certain issues. Because such statements apply to future events, they are subject to risk and uncertainties that could cause the actual results to differ materially. Important factors, which could cause actual results to differ materially, are described in the Company’s reports on Form 20-F and 6-K on file with the Securities and Exchange Commission.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA® for designing the virtual product — SolidWorks® for 3D mechanical design — DELMIA® for virtual production — SIMULIATM for virtual testing and ENOVIA® for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne® and ENOVIA SmarTeam®. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts:
Anthony Maréchal (EMEA) 01 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com Financial Dynamics Nelly Dimey : +33 1 47 03 68 19 Pierre Mas : +33 1 47 03 68 14 Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: May 12, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration